Exhibit 99.2

TABLE OF CONTENTS

Financial Summary	4	Financial Results for the 3-Month Periods Ended March 31, 2019 and 2018	17

Business Drivers	6	Business Segment Review	18

Supplemental Information on Non-IFRS Measures	8	Liquidity and Capital Resources	27

Financial Overview	13	Consolidated Financial Position	29

Business Highlights	16	Near-Term Outlook	30

Significant Facts and Developments	16	Unaudited Condensed Interim Consolidated Financial Statements	33

FORWARD-LOOKING STATEMENTS

The following is the quarterly financial report and Management’s Discussion and Analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s unaudited condensed interim consolidated financial statements and accompanying notes for the three-month period ended March 31, 2019 and 2018, together with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at May 8, 2019, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars, unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise specified. Unless otherwise specified or if required by context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates.

This MD&A is intended to provide readers with information that Management believes is necessary for an understanding of Cascades' current results and to assess the Corporation's future prospects. Consequently, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, prices and availability of raw material, changes in relative values of certain currencies, fluctuations in selling prices, and adverse changes in general market and industry conditions. Cascades disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities regulations. This MD&A also includes price indices, as well as variance and sensitivity analysis intended to provide the reader with a better understanding of the trends with respect to our business activities. These items are based on the best estimates available to the Corporation.

NEW IFRS STANDARD ADOPTED

The Corporation adopted IFRS 16 Leases on January 1, 2019. The new standard requires lessees to recognize a lease liability and a corresponding “right-of-use asset” at the date at which the leased asset is available for use. Subsequently, lease payments are allocated between the liability and finance cost. "Right-of-use assets" are depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. The Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard.

The application of IFRS 16 Leases had the following impacts on the January 1, 2019, balance sheet:

(in millions of Canadian dollars)	Balance as of December 31, 2018[1]	IFRS 16 Adjustment	January 1, 2019 Adjusted balance
Fixed assets (including right-of-use)	2,505	87	2,592
Short term debt	55	16	71
Long term debt	1,821	83	1,904
Deferred income tax liability	200	(3)	197
Opening retained earnings	998	(9)	989

1 Including business combination purchase price retrospective adjustment (see Note 5 of the unaudited condensed interim consolidated financial statements fore more details)

The impact of adoption of IFRS 16 Leases on the 2019 first quarter results is as follows :

(in millions of Canadian dollars)	For the 3-month period ended March 31, 2019
Increase in operating income before depreciation and amortization (OIBD) by segment:
Containerboard	3
Boxboard Europe	1
Specialty Products	2
Tissue Papers	1
Corporate activities	1
Consolidated	8

Increase in financing expense	1
Increase in depreciation and amortization expense	7

TO OUR SHAREHOLDERS

CASCADES REPORTS 2019 FIRST-QUARTER RESULTS

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars, unless otherwise specified, and is prepared and reported in accordance with International Financial Reporting Standards (IFRS), unless otherwise specified.

FINANCIAL HIGHLIGHTS

•	Sales of $1,230 million

(compared to $1,196 million in Q4 2018 (+3%) and $1,098 million in Q1 2018 (+12%))

•	As reported (including specific items)
◦	Operating income of $72 million

(compared to an operating loss of $37 million in Q4 2018 (+295%) and operating income of $112 million in Q1 2018 (-36%))

◦	Operating income before depreciation and amortization (OIBD)[1] of $139 million

(compared to $33 million in Q4 2018 (+321%) and $167 million in Q1 2018 (-17%))

◦	Net earnings per share of $0.26

(compared to net loss of $0.72 in Q4 2018 and net earnings of $0.65 in Q1 2018)

•	Adjusted (excluding specific items)[1]
◦	Operating income of $68 million

(compared to $43 million in Q4 2018 (+58%) and $50 million in Q1 2018 (+36%))

◦	OIBD of $135 million

(compared to $113 million in Q4 2018 (+19%) and $105 million in Q1 2018 (+29%))

◦	Net earnings per share of $0.14

(compared to $0.00 in Q4 2018 and net earnings of $0.13 in Q1 2018)

•	Net debt[1] of $1,878 million as at March 31, 2019 (compared to $1,769 million as at December 31, 2018) and net debt to adjusted OIBD ratio[1] at 3.4x on a pro-forma basis[2].
•	Impact of IFRS 16 accounting for leases: $99 million debt increase as of January 1, 2019, and $30 million increase in full year OIBD for 2019.

FINANCIAL SUMMARY

SELECTED CONSOLIDATED INFORMATION

(in millions of Canadian dollars, except per common share amounts)	Q1 2019	Q4 2018[3]	Q1 2018

Sales	1,230	1,196	1,098
As reported
Operating income before depreciation and amortization (OIBD)[1]	139	33	167
Operating income (loss)	72	(37)	112
Net earnings (loss)	24	(68)	61
per share	$0.26	$(0.72)	$0.65
Adjusted[1]
Operating income before depreciation and amortization (OIBD)	135	113	105
Operating income	68	43	50
Net earnings	13	—	12
per share	$0.14	$—	$0.13
Margin (OIBD)	11.0%	9.4%	9.6%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Pro-forma OIBD to include 2018 business acquisitions on a last twelve months basis and IFRS 16 impact on an annualized basis as at March 31, 2019.

3 2018 fourth quarter results have been adjusted to reflect retrospective adjustments of purchase price allocation. Please refer to Note 5 of the unaudited condensed interim consolidated financial statements for more details.

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

SEGMENTED OIBD AS REPORTED

(in millions of Canadian dollars)	Q1 2019	Q4 2018[2]	Q1 2018

Packaging Products
Containerboard	111	111	141
Boxboard Europe	29	20	28
Specialty Products	11	11	7

Tissue Papers	4	(83)	13

Corporate Activities	(16)	(26)	(22)
OIBD as reported	139	33	167

SEGMENTED ADJUSTED OIBD1

(in millions of Canadian dollars)	Q1 2019	Q4 2018	Q1 2018

Packaging Products
Containerboard	104	111	77
Boxboard Europe	29	20	28
Specialty Products	12	10	7

Tissue Papers	9	(8)	13

Corporate Activities	(19)	(20)	(20)
Adjusted OIBD	135	113	105

We are pleased with our first quarter operational performance, with all of our business segments generating solid results that were in line with or above expectations. The Containerboard Packaging segment executed well within an environment of softer industry-wide demand and capacity utilization levels, in addition to slight decreases to index pricing levels during the quarter. While volumes were down sequentially, we maintained profitability levels in this segment as a result of lower raw material prices and improvements to sales mix which drove higher average selling prices. European Boxboard, via our equity position in Reno de Medici S.p.A., generated strong sequential results during the period that reflected recent business acquisitions, lower average raw material prices and higher average selling prices. The Specialty Products segment also generated improved sequential results in the first three months of the year. This was driven by recent business acquisitions and better performance in all packaging sub-segments, the benefits of which offset a lower contribution from the recovery sub-segment attributable to lower recycled fibre prices. Finally, we are very pleased with the important sequential improvement generated by the Tissue Papers segment. At the center of this were higher average selling prices owing to both improved sales mix and the implementation of price increases announced in 2018, in addition to lower raw material prices and lower production costs.

Other significant events announced during the first quarter include the closure of the felt floor backing plant in our Specialty Products segment in Quebec, and two paper machines in Ontario in our Tissue segment. We also announced that Jean-David Tardif was taking over the helm of the Tissue Papers segment, and the renewal of the Company's 2% annual normal course issuer bid for the March 2019 to March 2020 period.

MARIO PLOURDE

President and Chief Executive Officer

May 8, 2019

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 2018 fourth quarter results have been adjusted to reflect retrospective adjustments of purchase price allocation. Please refer to Note 5 of the unaudited condensed interim consolidated financial statements for more details.

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

OUR BUSINESS

Cascades Inc. is a paper and packaging company that produces, converts and sells packaging and tissue products composed primarily of recycled fibres. Established in 1964 in Kingsey Falls, Québec, the Corporation was founded by the Lemaire brothers, who saw the economic and social potential of building a company focused primarily on the sustainable development principles of reusing, recovering and recycling. More than 50 years later, Cascades is a multinational business with close to 100 operating facilities1 and more than 11,700 employees across Canada, the United States and Europe. The Corporation currently operates four business segments:

(Business segments)	Number of Facilities[1]	Q1 2019 Sales[2] (in $M)	Q1 2019 Operating income before depreciation and amortization (OIBD)[2] (in $M)	Q1 2019 Adjusted OIBD[2,4] (in $M)	Q1 2019 Adjusted OIBD Margin (%)
PACKAGING PRODUCTS
Containerboard	26	441	111	104	24%
Boxboard Europe[3]	7	279	29	29	10%
Specialty Products	40	196	11	12	6%
TISSUE PAPERS	21	348	4	9	3%

BUSINESS DRIVERS

Cascades' results may be impacted by fluctuations in the following areas:

EXCHANGE RATES	ENERGY COSTS
Sequentially, the average value of the Canadian dollar decreased by 1% compared to the US dollar and remained stable compared to the Euro in the first quarter of 2019. On a year-over-year basis, the average value of the Canadian dollar decreased by 5% compared to the US dollar and increased by 3% compared to the Euro.	During the quarter, the average price of natural gas decreased 13% sequentially, but was up 6% compared to the same period last year. In the case of crude oil, the average price was 20% and 14% lower sequentially and year-over-year, respectively.

	2017					2018					2019
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1

US$/CAN$ - Average rate	$0.76	$0.74	$0.80	$0.79	$0.77	$0.79	$0.77	$0.77	$0.76	$0.77	$0.75
US$/CAN$ End of period rate	$0.75	$0.77	$0.80	$0.80	$0.80	$0.78	$0.76	$0.77	$0.73	$0.73	$0.75
EURO€/CAN$ - Average rate	$0.71	$0.68	$0.68	$0.67	$0.68	$0.64	$0.65	$0.66	$0.66	$0.65	$0.66
EURO€/CAN$ End of period rate	$0.70	$0.68	$0.68	$0.66	$0.66	$0.63	$0.65	$0.67	$0.64	$0.64	$0.67
Natural Gas Henry Hub - US$/mmBtu	$3.32	$3.18	$3.00	$2.93	$3.11	$2.98	$2.80	$2.91	$3.64	$3.09	$3.15

Source: Bloomberg

1 Including associates and joint ventures.

2 Excluding associates and joint ventures not included in consolidated results. Refer to Note 8 of the 2018 audited consolidated financial statements for more information on associates and joint ventures.

3 Via our 57.95% equity ownership in Reno de Medici S.p.A., a public company traded on the Milan and Madrid stock exchanges.

4 Please refer to the “Supplemental Information on Non-IFRS Measures” section for a complete reconciliation.

HISTORICAL MARKET PRICES OF MAIN PRODUCTS AND RAW MATERIAL

	2017	2018					2019	Q1 2019 vs. Q1 2018		Q1 2019 vs. Q4 2018
These indices should only be used as trend indicators; they may differ from our actual selling prices and purchasing costs.	Year	Q1	Q2	Q3	Q4	Year	Q1	Change	%	Change	%
Selling prices (average)
PACKAGING PRODUCTS
Containerboard (US$/short ton)
Linerboard 42-lb. unbleached kraft, Eastern US (open market)	693	722	755	755	755	747	752	30	4%	(3)	—%
Corrugating medium 26-lb. semichemical, Eastern US (open market)	592	637	670	670	670	662	650	13	2%	(20)	(3)%
Boxboard Europe (euro/metric ton)
Recycled white-lined chipboard (WLC) index[1]	672	678	673	673	673	674	672	(6)	(1)%	(1)	—%
Virgin coated duplex boxboard (FBB) index[2]	1,031	1,072	1,072	1,072	1,072	1,072	1,117	45	4%	45	4%
Specialty Products (US$/short ton)
Uncoated recycled boxboard - 20-pt. bending chip (series B)	645	643	680	730	730	696	730	87	14%	—	—%
TISSUE PAPERS (US$/short ton)
Parent rolls, recycled fibres (transaction)	1,043	1,072	1,087	1,102	1,112	1,093	1,151	79	7%	39	4%
Parent rolls, virgin fibres (transaction)	1,323	1,366	1,388	1,404	1,422	1,395	1,441	75	5%	19	1%

Raw material prices (average)
RECYCLED PAPER
North America (US$/short ton)
Sorted residential papers, No. 56 (SRP - Northeast average)	79	59	31	28	28	36	24	(35)	(59)%	(4)	(14)%
Old corrugated containers, No. 11 (OCC - Northeast average)	138	92	71	68	68	74	61	(31)	(34)%	(7)	(10)%
Sorted office papers, No. 37 (SOP - Northeast average)	169	165	193	210	203	193	183	18	11%	(20)	(10)%
Europe (euro/metric ton)
Recovered paper index[3]	142	111	99	103	106	105	98	(13)	(12)%	(8)	(8)%
VIRGIN PULP (US$/metric ton)
Northern bleached softwood kraft, Canada	1,105	1,233	1,310	1,377	1,428	1,342	1,380	147	12%	(48)	(3)%
Bleached hardwood kraft, mixed, Canada/US	958	1,077	1,125	1,192	1,213	1,152	1,180	103	10%	(33)	(3)%

Source: RISI and Cascades.

1 The Cascades Recycled White-Lined Chipboard Selling Price Index is based on published indices and represents an approximation of Cascades' recycled-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2018.

2 The Cascades Virgin Coated Duplex Boxboard Selling Price Index is based on published indices and represents an approximation of Cascades' virgin-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2018.

3 The Cascades Recovered Paper Index is based on published indices and represents an approximation of Cascades' recovered paper purchase prices in Europe. It is weighted by country, based on the recycled fibre supply mix, and has been rebalanced as at January 1, 2018.

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

SPECIFIC ITEMS

The Corporation incurs some specific items that adversely or positively affect its operating results. We believe it is useful for readers to be aware of these items, as they provide additional information to measure performance, compare the Corporation's results between periods, and assess operating results and liquidity, notwithstanding these specific items. Management believes these specific items are not necessarily reflective of the Corporation's underlying business operations in measuring and comparing its performance and analyzing future trends. Our definition of specific items may differ from those of other corporations, and some of them may arise in the future and may reduce the Corporation's available cash.

They include, but are not limited to, charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing and repurchase of long-term debt, some deferred tax asset provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt and financial instruments, specific items of discontinued operations and other significant items of an unusual, non-cash or non-recurring nature.

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION AND NET EARNINGS

The Corporation incurred the following specific items during the first quarters of 2019 and 2018:

GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS

2019

In the first quarter, the lease on our Bear Island facility in Virginia was terminated by the lessee. As such, the Containerboard segment recorded the a gain of $10 million following the reversal of liabilities related to a favourable lease to the lessee and to accrued carrying costs.

2018

In the first quarter, the Containerboard segment completed the sale of the building and land of its Maspeth, NY plant, and generated a gain of $66 million, net of asset retirement obligations of $2 million.

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS

2019

As a result of the lease termination on our Bear Island facility, described above, the Containerboard segment recorded a $3 million impairment charge on some assets that will not be used in the future.

In the first quarter, the Specialty products segment recorded $1 million of restructuring costs stemming from the closure of its Trois-Rivières, Québec plant manufacturing felt backing for flooring.

In the first quarter, the Tissue Papers segment recorded a $1 million impairment charge on some equipment, in addition to $4 million of restructuring costs related to the forthcoming closure of two tissue paper machines in Ontario and changes in the segment's senior management.

DERIVATIVE FINANCIAL INSTRUMENTS

In the first quarter of 2019, the Corporation recorded an unrealized gain of $3 million, compared to an unrealized loss of $4 million in the same period of 2018, on certain derivative financial instruments not designated for hedge accounting.

FOREIGN EXCHANGE GAIN ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

In the first quarter of 2019, the Corporation recorded a gain of $6 million on its US$-denominated debt and related financial instruments, compared to a gain of $1 million in the same period of 2018. This included a gain of $3 million in the first quarter of 2019, compared to a gain of $1 million in the same period of 2018, on foreign exchange forward contracts not designated for hedge accounting. This also included a gain of $3 million during the period, compared to nil in the same period of 2018, on our US$-denominated long-term debt, net of our net investment hedges in the U.S. and Europe as well as forward exchange contracts designated as hedging instruments, if any.

FAIR VALUE REVALUATION GAIN ON INVESTMENTS

2018

The Boxboard Europe segment completed the acquisition of PAC Service S.p.A. and recorded a revaluation gain of $5 million on its previously held interest. This item is presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

RECONCILIATION OF NON-IFRS MEASURES

To provide more information for evaluating the Corporation's performance, the financial information included in this analysis contains certain data that are not performance measures under IFRS (“non-IFRS measures”), which are also calculated on an adjusted basis to exclude specific items. We believe that providing certain key performance measures and non-IFRS measures is useful to both management and investors, as they provide additional information to measure the performance and financial position of the Corporation. It also increases the transparency and clarity of the financial information. The following non-IFRS measures are used in our financial disclosures:

•	Operating income before depreciation and amortization (OIBD): Used to assess operating performance and contribution of each segment when excluding depreciation & amortization. OIBD is widely used by investors as a measure of a corporation's ability to incur and service debt and as an evaluation metric.
•	Adjusted OIBD: Used to assess operating performance and contribution of each segment on a comparable basis.
•	Adjusted operating income: Used to assess operating performance of each segment on a comparable basis.
•	Adjusted net earnings: Used to assess the Corporation's consolidated financial performance on a comparable basis.
•	Adjusted free cash flow: Used to assess the Corporation's capacity to generate cash flows to meet financial obligations and/or discretionary items such as share repurchase, dividend increase and strategic investments.
•	Net debt to adjusted OIBD ratio: Used to measure the Corporation's credit performance and evaluate financial leverage.
•	Net debt to adjusted OIBD ratio on a pro-forma basis: Used to measure the Corporation's credit performance and evaluate the financial leverage on a comparable basis, including significant business acquisitions and excluding significant business disposals, if any.

Non-IFRS measures are mainly derived from the consolidated financial statements, but do not have meanings prescribed by IFRS. These measures have limitations as an analytical tool and should not be considered on their own or as a substitute for an analysis of our results as reported under IFRS. In addition, our definitions of non-IFRS measures may differ from those of other corporations. Any such modification or reformulation may be significant.

The reconciliation of operating income (loss) to OIBD, to adjusted operating income (loss) and to adjusted OIBD by business segment is as follows:

	For the 3-month period ended March 31, 2019
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	84	18	3	(8)	(25)	72
Depreciation and amortization	27	11	8	12	9	67
Operating income (loss) before depreciation and amortization	111	29	11	4	(16)	139
Specific items:
Gain on acquisitions, disposals and others	(10)	—	—	—	—	(10)
Impairment charges	3	—	—	1	—	4
Restructuring costs	—	—	1	4	—	5
Unrealized gain on derivative financial instruments	—	—	—	—	(3)	(3)
	(7)	—	1	5	(3)	(4)
Adjusted operating income (loss) before depreciation and amortization	104	29	12	9	(19)	135
Adjusted operating income (loss)	77	18	4	(3)	(28)	68

	For the 3-month period ended March 31, 2018
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	121	19	2	(2)	(28)	112
Depreciation and amortization	20	9	5	15	6	55
Operating income (loss) before depreciation and amortization	141	28	7	13	(22)	167
Specific items:
Gain on acquisitions, disposals and others	(66)	—	—	—	—	(66)
Unrealized loss on derivative financial instruments	2	—	—	—	2	4
	(64)	—	—	—	2	(62)
Adjusted operating income (loss) before depreciation and amortization	77	28	7	13	(20)	105
Adjusted operating income (loss)	57	19	2	(2)	(26)	50

Net earnings, as per IFRS, is reconciled below with operating income, adjusted operating income and adjusted operating income before depreciation and amortization:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2019	2018
Net earnings attributable to Shareholders for the period	24	61
Net earnings attributable to non-controlling interests	9	11
Provision for income taxes	8	24
Fair value revaluation gain on investments	—	(5)
Share of results of associates and joint ventures	(2)	(1)
Foreign exchange gain on long-term debt and financial instruments	(6)	(1)
Financing expense and interest expense on employee future benefits and other liabilities	39	23
Operating income	72	112
Specific items:
Gain on acquisitions, disposals and others	(10)	(66)
Impairment charges	4	—
Restructuring costs	5	—
Unrealized loss (gain) on derivative financial instruments	(3)	4
	(4)	(62)
Adjusted operating income	68	50
Depreciation and amortization	67	55
Adjusted operating income before depreciation and amortization	135	105

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

The following table reconciles net earnings and net earnings per share, as per IFRS, with adjusted net earnings and adjusted net earnings per share:

	NET EARNINGS		NET EARNINGS PER SHARE[1]
	For the 3-month periods ended March 31,		For the 3-month periods ended March 31,
(in millions of Canadian dollars, except amount per share)	2019	2018	2019	2018
As per IFRS	24	61	$0.26	$0.65
Specific items:
Gain on acquisitions, disposals and others	(10)	(66)	$(0.11)	$(0.51)
Impairment charges	4	—	$0.03	—
Restructuring costs	5	—	$0.04	—
Unrealized loss (gain) on derivative financial instruments	(3)	4	$(0.02)	$0.03
Foreign exchange gain on long-term debt and financial instruments	(6)	(1)	$(0.06)	$(0.01)
Fair value revaluation gain on investments	—	(5)	—	$(0.03)
Tax effect on specific items, other tax adjustments and attributable to non-controlling interests[1]	(1)	19	—	—
	(11)	(49)	$(0.12)	$(0.52)
Adjusted	13	12	$0.14	$0.13

1 Specific amounts per share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interests. Per share amounts in line item “Tax effect on specific items, other tax adjustments and attributable to non-controlling interests” only include the effect of tax adjustments.

The following table reconciles cash flow from operating activities with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2019	2018
Cash flow from operating activities	52	38
Changes in non-cash working capital components	30	31
Depreciation and amortization	(67)	(55)
Net income taxes received	—	(3)
Net financing expense paid	43	37
Gain on acquisitions, disposals and others	9	66
Impairment charges and restructuring costs	(5)	—
Unrealized gain (loss) on derivative financial instruments	3	(4)
Employee future benefits and others	7	2
Operating income	72	112
Depreciation and amortization	67	55
Operating income before depreciation and amortization	139	167

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

The following table reconciles cash flow from operating activities with cash flow from operating activities (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities. It also reconciles adjusted cash flow from operating activities to adjusted free cash flow, which is also calculated on a per share basis:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars, except amount per share or as otherwise mentioned)	2019	2018
Cash flow from operating activities	52	38
Changes in non-cash working capital components	30	31
Cash flow from operating activities (excluding changes in non-cash working capital components)	82	69
Specific items, net of current income taxes if applicable:
Restructuring costs	3	—
Adjusted cash flow from operating activities	85	69
Capital expenditures, other assets[1] and capital lease payments, net of disposals of $81 million in Q1 2018	(76)	(9)
Dividends paid to the Corporation's Shareholders and to non-controlling interests	(8)	(6)
Adjusted free cash flow	1	54
Adjusted free cash flow per share	$0.01	$0.56
Weighted average basic number of shares outstanding	94,166,959	95,013,041

1 Excluding increase in investments

The following table reconciles total debt and net debt with the ratio of net debt to adjusted operating income before depreciation and amortization (adjusted OIBD):

(in millions of Canadian dollars)	March 31, 2019	December 31, 2018
Long-term debt	1,904	1,821
Current portion of long-term debt	73	55
Bank loans and advances	18	16
Total debt	1,995	1,892
Less: Cash and cash equivalents	117	123
Net debt	1,878	1,769
Adjusted OIBD (last twelve months)	519	489
Net debt / Adjusted OIBD ratio	3.6	3.6
Net debt / Adjusted OIBD ratio on a pro-forma basis[1]	3.4	3.5

1 Pro-forma adjusted OIBD of $553 million for the first quarter of 2019 and $505 million in 2018 to include business acquisitions on a last twelve months basis and the impact of the adoption of IFRS 16 on an annualized basis for 2019 period.

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW - 2018

Results for 2018 reflected strong sales levels in the Containerboard Packaging, Tissue Papers and European Boxboard segments and consolidated sales totaled $4,649 million in 2018, compared to $4,321 million in 2017. Business acquisitions in the Boxboard Europe and Specialty Products segments and improvements in both sales mix and selling price in all segments had a positive impact on sales. Excluding acquisitions, volumes were below prior-year levels in all three packaging businesses. However these were offset to a large degree by a notable volume increase generated by the Tissue segment. While a more favourable exchange rate contributed to stronger sales for Europe Boxboard, the Specialty Products' recovery sub-segment generated lower sales as a result of the decrease in brown grade recycled fibre costs.

Operating income before depreciation and amortization (OIBD) reflected strong results in both the Containerboard Packaging and European Boxboard business segments. This was offset by lower results from the Tissue Papers segment, where performance was negatively impacted by elevated costs for virgin pulp and recycled white paper grades, newly added market capacity, and higher logistics and subcontracting costs, in addition to production inefficiencies in some units. Results in the Specialty Products segment were below prior-year levels largely due to the negative impact of lower brown recycled fibre pricing on the performance of the recovery sub-segment, in addition to higher production costs. Finally, Corporate Activities cost levels decreased year-over-year as efforts in 2018 were migrated toward optimizing the ERP and business process initiatives that were implemented in 2017.

FINANCIAL OVERVIEW - FIRST QUARTER OF 2019

Results for the first quarter reflect strong sales driven by 2018 fourth quarter acquisitions and higher average selling prices from all North American segments. Lower brown recycled fibres costs, which benefit the performance of our Containerboard and Boxboard Europe segments, the effects of which are partially offset by the corresponding lower results generated by our recovery and recycling activities, have also had a positive impact on results. However, on a same plant basis, volumes were lower for all segments. Additionally, results from the Tissue Papers segment continued to be negatively impacted by relatively high raw material costs, however these are improving compared to the end of last year.

For the 3-month period ended March 31, 2019, sales increased by $132 million, or 12%, to reach $1,230 million, compared to $1,098 million in the same period of 2018. The Corporation recorded an operating income before depreciation and amortization of $139 million during the period, compared to $167 million in the same period of 2018. On an adjusted basis1, operating income before depreciation and amortization stood at $135 million, compared to $105 million last year.

The Corporation posted net earnings of $24 million, or $0.26 per share, compared to net earnings of $61 million, or $0.65 per share, in the same period of 2018. On an adjusted basis1, the Corporation generated net earnings of $13 million in the first quarter of 2019, or $0.14 per share, compared to net earnings of $12 million, or $0.13 per share, in the same period of 2018.

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

KEY PERFORMANCE INDICATORS

We use several key performance indicators to monitor our action plan and analyze the progress we are making toward achieving our long-term objectives. These include the following:

	2017					2018 [9]					2019	LTM [8]
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1
OPERATIONAL
Total shipments (in '000 s.t.)[1]
Packaging Products
Containerboard	285	375	369	372	1,401	352	385	370	368	1,475	342	1,465
Boxboard Europe	296	283	271	270	1,120	298	276	259	292	1,125	333	1,160
	581	658	640	642	2,521	650	661	629	660	2,600	675	2,625
Tissue Papers	139	151	157	146	593	149	163	164	149	625	146	622
Total	720	809	797	788	3,114	799	824	793	809	3,225	821	3,247

Integration rate[2]
Containerboard	51%	51%	55%	52%	53%	56%	56%	56%	58%	57%	59%	57%
Tissue Papers	71%	69%	67%	66%	68%	67%	68%	71%	75%	70%	76%	73%

Manufacturing capacity utilization rate[3]
Packaging Products
Containerboard	96%	94%	91%	92%	93%	89%	100%	92%	93%	93%	88%	93%
Boxboard Europe	102%	98%	94%	93%	97%	103%	96%	90%	90%	94%	96%	93%
Tissue Papers	86%	89%	90%	84%	87%	88%	92%	92%	87%	90%	87%	90%
Consolidated total	96%	95%	92%	91%	93%	94%	97%	91%	90%	93%	91%	92%
FINANCIAL
Return on assets[4]
Packaging Products
Containerboard	16%	14%	13%	14%	14%	14%	16%	18%	20%	20%	20%	20%
Boxboard Europe	10%	10%	11%	12%	12%	14%	15%	16%	15%	15%	15%	15%
Specialty Products	20%	21%	19%	18%	18%	15%	12%	11%	10%	10%	11%	11%
Tissue Papers	15%	14%	12%	10%	10%	9%	6%	4%	2%	2%	1%	1%
Consolidated return on assets	9.8%	9.1%	8.9%	9.2%	9.2%	9.5%	10.2%	10.7%	10.6%	10.6%	11.0%	11.0%
Return on capital employed[5]	4.5%	3.9%	3.7%	3.7%	3.7%	3.9%	4.4%	4.7%	4.6%	4.6%	4.8%	4.8%

Working capital[6]
In millions of $, at end of period	385	429	474	442	442	513	506	464	455	455	500	500
As a percentage of sales[7]	10.2%	9.9%	9.9%	10.1%	10.1%	10.5%	10.8%	10.7%	10.6%	10.6%	10.4%	10.4%

1	Shipments do not take into account the elimination of business sector inter-segment shipments. Starting in Q2 2017, including Greenpac. Shipments from our Specialty Products segment are not presented as they use different units of measure.
2	Defined as: Percentage of manufacturing shipments transferred to our converting operations. Starting in Q2 2017, including Greenpac and its sales to its partners which are mostly under contractual agreements.
3	Defined as: Manufacturing internal and external shipments/practical capacity. Excluding Specialty Products segment manufacturing activities. Starting in Q2 2017, including Greenpac.
4	Return on assets is a non-IFRS measure defined as the last twelve months' (“LTM”) adjusted OIBD/LTM quarterly average of total assets less cash and cash equivalents. Including Greenpac on a consolidated basis starting in Q2 2017.
5	Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM adjusted operating income, including our share of core associates and joint ventures, divided by the LTM quarterly average of capital employed. Capital employed is defined as the quarterly total average assets less trade and other payables and cash and cash equivalents. Including Greenpac as an associate up to Q1 2017 and on a consolidated basis starting in Q2 2017.
6	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Starting in Q2 2017, including Greenpac.
7	Percentage of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals. Starting in Q2 2017, including Greenpac.
8	LTM (last twelve months).
9	2018 fourth quarter results have been adjusted to reflect retrospective adjustments of purchase price allocation. Please refer to Note 5 of the unaudited condensed interim consolidated financial statements for more details.

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

HISTORICAL FINANCIAL INFORMATION

	2017					2018[3]					2019	LTM[3]
(in millions of Canadian dollars, unless otherwise noted)	Q1	Q2[2]	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1
Sales
Packaging Products
Containerboard	346	428	438	440	1,652	421	475	472	472	1,840	441	1,860
Boxboard Europe	211	213	202	212	838	246	232	210	245	933	279	966
Specialty Products	173	188	181	161	703	159	164	164	172	659	196	696
Inter-segment sales	(22)	(27)	(32)	(24)	(105)	(24)	(23)	(21)	(21)	(89)	(22)	(87)
	708	802	789	789	3,088	802	848	825	868	3,343	894	3,435
Tissue Papers	306	338	323	301	1,268	305	343	364	340	1,352	348	1,395
Inter-segment sales and Corporate activities	(8)	(10)	(9)	(8)	(35)	(9)	(11)	(14)	(12)	(46)	(12)	(49)
Total	1,006	1,130	1,103	1,082	4,321	1,098	1,180	1,175	1,196	4,649	1,230	4,781
Operating income (loss)
Packaging Products
Containerboard	33	30	50	51	164	121	82	94	84	381	84	344
Boxboard Europe	5	13	5	11	34	19	22	10	9	60	18	59
Specialty Products	13	14	10	9	46	2	4	9	5	20	3	21
	51	57	65	71	244	142	108	113	98	461	105	424
Tissue Papers	8	17	9	(6)	28	(2)	(9)	(11)	(100)	(122)	(8)	(128)
Corporate activities	(28)	(26)	(23)	(20)	(97)	(28)	(26)	(24)	(35)	(113)	(25)	(110)
Total	31	48	51	45	175	112	73	78	(37)	226	72	186
Adjusted OIBD[1]
Packaging Products
Containerboard	45	56	72	74	247	77	105	117	111	410	104	437
Boxboard Europe	14	21	14	19	68	28	30	19	20	97	29	98
Specialty Products	18	20	15	14	67	7	9	14	10	40	12	45
	77	97	101	107	382	112	144	150	141	547	145	580
Tissue Papers	23	35	24	12	94	13	7	5	(8)	17	9	13
Corporate activities	(25)	(25)	(19)	(14)	(83)	(20)	(17)	(18)	(20)	(75)	(19)	(74)
Total	75	107	106	105	393	105	134	137	113	489	135	519
Net earnings (loss)	161	256	33	57	507	61	27	36	(68)	56	24	19
Adjusted[1]	12	24	19	13	68	12	29	38	—	79	13	80
Net earnings (loss) per share (in dollars)
Basic	$1.70	$2.70	$0.35	$0.60	$5.35	$0.65	$0.28	$0.38	$(0.72)	$0.59	$0.26	$0.20
Diluted	$1.66	$2.61	$0.34	$0.58	$5.19	$0.63	$0.27	$0.37	$(0.72)	$0.55	$0.26	$0.18
Basic, adjusted[1]	$0.13	$0.25	$0.20	$0.14	$0.72	$0.13	$0.30	$0.40	$—	$0.83	$0.14	$0.84

Cash flow from operating activities (excluding changes in non-cash working capital components)	33	89	61	77	260	69	111	92	89	361	82	374
Net debt[1]	1,617	1,780	1,469	1,522	1,522	1,534	1,586	1,573	1,769	1,769	1,878	1,878

1	Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.
2	Including Greenpac on a consolidated basis starting in Q2 2017. The purchase price allocation of Greenpac was finalized during the third quarter of 2017. The preliminary estimated deemed consideration of $371 million was revised to $304 million. This change impacted the calculation of the gain on the deemed disposal of the previously held interest and goodwill allocated in the purchase price determination for an amount of $67 million. Adjustments to the preliminary purchase price allocation were recorded retrospectively to the acquisition date as required by IFRS 3. Net earnings per share disclosed in the second quarter were consequently adjusted to $2.70 per share from $3.41 per share.
3	2018 fourth quarter results have been adjusted to reflect retrospective adjustments of purchase price allocation. Please refer to Note 5 of the unaudited condensed interim consolidated financial statements for more details.

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

BUSINESS HIGHLIGHTS

From time to time, the Corporation enters into transactions to optimize its asset base and streamline its cost structure. The following transactions should be taken into consideration when reviewing the overall and segmented analysis of the Corporation's 2019 and 2018 results.

BUSINESS START-UP, ACQUISITION, DISPOSAL AND CLOSURE

CONTAINERBOARD PACKAGING

•	On August 28, 2018, the Corporation announced plans to close two corrugated sheet plants located in Barrie and Peterborough, Ontario, Canada as part of its ongoing efforts to reorganize and optimize its corrugated packaging platform in Ontario. The two plants were closed on November 30, 2018.

•	In May 2018, the Corporation started operating its new containerboard converting plant located in Piscataway, NJ, USA. The facility is ramping up as planned while we continue the consolidation of our packaging activities in the Northeastern United States.

BOXBOARD EUROPE

•	On October 31, 2018, the Corporation's subsidiary, Reno de Medici, announced the acquisition of Barcelona Cartonboard S.A.U., a Spanish company ranked seventh in Europe for coated cartonboard production.

•	On January 1, 2018, the Corporation's subsidiary, Reno de Medici. acquired 66.67% of PAC Service S.p.A. (PAC Service), a boxboard converter for the packaging, publishing, cosmetics and food industries. The Corporation already had a 33.33% equity participation in PAC Service before the transaction.

SPECIALTY PRODUCTS

•	On December 6, 2018, the Corporation acquired the Urban Forest Products and Clarion Packaging plants, respectively located in Brook, Indiana, and Clarion, Iowa; two of the top three egg-producing states in the U.S. This will allow us to double our production capacity of ecological packaging manufactured in moulded pulp. The Corporation also acquired a majority interest in Falcon Packaging, a leader in the distribution of egg packaging.

SIGNIFICANT FACTS AND DEVELOPMENTS

•	On March 27, 2019, the Corporation announced that it will close its plant that manufactures felt backing for flooring, located in Trois-Rivières, Québec. The closure is expected to be on July 1, 2019.

•	On February 28, 2019, the Corporation announced the definitive closure of its tissue paper machines located in Whitby and Scarborough (Progress Avenue) in Ontario. The leases for these two plants expire on August 27, 2019 and will not be renewed. The production end date remains to be determined.

•	On December 21, 2018, the Corporation announced that it had increased its authorized credit facility to approximately CAN$1 billion to incorporate the addition of a US$175 million seven-year term loan. The term loan provides the Company with increased financial flexibility and will reduce financing costs.

•	On July 26, 2018, the Corporation announced the acquisition of the White Birch Bear Island manufacturing facility in Virginia, USA for a cash consideration of US$34 million ($45 million). The newsprint paper machine presently located on the site will be reconfigured to produce high-quality recycled lightweight linerboard and medium for the North American market, subject to the approval of the board of directors. The new machine is expected to have an annual production capacity of 400,000 tons. As presently contemplated, the conversion would require an estimated investment of between US$275 million and US$300 million, with production expected to begin in 2021. Additional details of the project will be provided once the project plans have been finalized and approved.

•	On June 29, 2018, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment extends the term of the facility to July 2022. The financial conditions remain unchanged.

•	On January 31, 2018, the Corporation completed the sale of the building and land of its Maspeth plant in New York, USA for US$69 million ($86 million), net of transaction fees.

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

SALES

Sales increased by $132 million, or 12%, to $1,230 million in the first quarter of 2019, compared to $1,098 million in the same period of 2018. This reflects business acquisitions in the fourth quarter of 2018 and higher selling prices in all segments, with the exception of Boxboard Europe. However, on a same plant basis, lower volumes in all segments had a negative impact on sales. The 5% average depreciation of the Canadian dollar compared to the U.S. dollar benefited sales levels during the quarter. Recovery and Recycling activities generated lower first quarter sales as a result of the decrease in recycled fibre prices.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBD)

The Corporation generated an OIBD of $139 million in the first quarter of 2019, compared to $167 million in the same period of 2018, a decrease of $28 million. Specific items1 recorded in both periods impacted the OIBD variance by $58 million. Excluding specific items, the $30 million adjusted OIBD increase is mainly explained by higher average selling prices in all segments except Boxboard Europe, business acquisitions in the fourth quarter of 2018 and lower brown recycled fibres prices. On the other hand, higher prices of virgin pulp and white recycled fibre grades in our Tissue Papers segment and lower contribution from our Recovery & Recycling activities had a negative impact on OIBD. The Tissue papers segment benefited from a favourable mix of products sold as a higher proportion of converted products sold contributed positively to OIBD.

Adjusted OIBD1 was $135 million in the first quarter of 2019, compared to $105 million in the same period of 2018.

The main variances in sales and operating income before depreciation and amortization in the first quarter of 2019, compared to the same period of 2018, are shown below:

Adjusted OIBD	Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.
Raw material (OIBD)	The impacts of these estimated costs are based on production costs per unit shipped externally or inter-segment, which are affected by yield, product mix changes, inbound freight costs and purchase and transfer prices. In addition to market pulp and recycled fibre, these costs include purchases of external boards and parent rolls for the converting sector, and other raw material such as plastic and wood chips.
F/X CAN$ (OIBD)	The estimated impact of the exchange rate is based on the Corporation's Canadian export sales less purchases, denominated in US$, that are impacted by exchange rate fluctuations and by the translation of our non-Canadian subsidiaries OIBD into CAN$. It also includes the impact of exchange rate fluctuations on the Corporation's Canadian units in currency other than the CAN$ working capital items and cash positions, as well as our hedging transactions. It excludes indirect sensitivity (please refer to the “Sensitivity Table” section for further details).
Other production costs (OIBD)	These costs include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtime, efficiency and product mix changes.
Recovery and Recycling activities (Sales and OIBD)	While this sub-segment is integrated within the other segments of the Corporation, any variation in the results of Recovery and Recycling of the Specialty Products segment are presented separately and on a global basis in the charts.

The analysis of variances in segment operating income before depreciation and amortization appears within each business segment review (please refer to the “Business Segment Review” section for more details).

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate [1]	U.S. containerboard inventories at box plants and mills [2]
Total U.S. containerboard production amounted to 8.8 million short tons in the first quarter of 2019, a sequential and year-over-year decrease of 9% and 4%, respectively. The industry registered an average capacity utilization rate of 90% during the quarter.	The average inventory level increased 8% sequentially and 15% year-over-year during the first quarter of 2019. Inventory levels stood at approximately 2.7 million short tons at the end of March, representing 4.4 weeks of supply.

1 Source: RISI
2 Source: Fibre Box Association

Our Performance

The main variances1 in sales and operating income before depreciation and amortization for the Containerboard Packaging segment in the first quarter of 2019, compared to the same period of 2018, are shown below:

For definitions of certain sales and operating income before depreciation and amortization (OIBD) variation categories, please refer to the "Financial results for the 3-month periods ended March 31, 2019 and 2018 section for more details.

The Corporation incurred certain specific items in the first quarters of 2019 and 2018 that adversely or positively affected its operating results. Please refer to the “Supplemental Information for Non-IFRS Measures” section for reconciliations and details.

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

Q1 2018	Q1 2019	Change in %

Shipments[1] ('000 s.t.)		-3%
352	342

Average Selling Price
(CAN$/unit)
1,195	1,288	8%
		—

Sales ($M)		5%
421	441

OIBD[1] ($M)
(as reported)
141	111	-21%
% of sales
33%	25%

(adjusted)[1]
77	104	35%
% of sales
18%	24%

Operating income ($M)
(as reported)
121	84	-31%

(adjusted)[1]		35%
57	77

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-segment shipments. Including 3.1 billion square feet in the first quarters of 2019 and 2018

3 Including sales to other partners in Greenpac.

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

Shipments decreased by 10,000 s.t., or 3%, in the first quarter of 2019. This reflects a 9,000 s.t. decrease in external shipments from our containerboard mills. A higher mill integration rate of 59% in the first quarter of 2019, compared to 56% in the same quarter last year, and lower market demand led to lower external parent roll shipments. Including sales to associates3, the integration rate was 71% in both periods. On the converting side, shipments decreased by 1%.

The average selling price denominated in Canadian dollars increased by 11% for parent rolls, and by 5% for converted products. The 5% average depreciation of the Canadian dollar against the U.S. dollar also benefited the average selling price.

Sales increased by $20 million, or 5%, compared to the first quarter of 2018. The higher average selling price and a favourable mix of products sold added $19 million to sales. Lower volumes negatively impacted sales by $12 million and largely offset the $13 million favourable impact generated by the Canadian dollar depreciation.

Operating income before depreciation and amortization (OIBD) decreased by $30 million, or 21% during the first quarter of 2019 compared to the same period of 2018. Excluding specific items1 in both periods, the $27 million favourable variation in OIBD reflects higher average selling price and favourable mix of products sold which had a combined positive impact of $19 million, lower costs of brown recycled fibre grades which added $18 million, and the 5% average depreciation of the Canadian dollar which contributed an additional $3 million. These were partly offset by lower volume and higher freight costs that subtracted, $5 million and $1 million, respectively, from OIBD. In addition, higher operational costs, specifically labour and chemicals, subtracted another $7 million from OIBD.

The segment incurred some specific items1 in the first quarters of 2019 and 2018 that affected OIBD. Adjusted OIBD1 was $104 million in the first quarter of 2019, compared to $77 million in the same period of 2018.

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

European industry order inflow of coated boxboard 1

In Europe, order inflows of white-lined chipboard (WLC) totaled approximately 802,000 tonnes in the first quarter of 2019, a 1% increase sequentially, but a 2% decrease year-over-year. In European countries where our Boxboard Europe segment is active, WLC prices decreased by 1% both sequentially and compared to the same period last year. The folding boxboard (FBB) industry recorded order inflows of approximately 576,000 tonnes during the first quarter, representing an increase of 2% sequentially and 4% year-over-year. FBB prices increased 4% on both a sequential and year-over-year basis.

Coated recycled boxboard industry's order inflow from Europe (White-lined chipboard (WLC) - 5-week weekly moving average)	Coated virgin boxboard industry's order inflow from Europe (Folding boxboard (FBB) - 5-week weekly moving average)

1 Source: CEPI Cartonboard

Our Performance

The main variances1 in sales and operating income before depreciation and amortization for the Boxboard Europe segment in the first quarter of 2019, compared to the same period of 2018, are shown below:

For definitions of certain sales and operating income before depreciation and amortization (OIBD) variation categories, please refer to the "Financial results for the 3-month periods ended March 31, 2019 and 2018 section for more details.

The Corporation incurred certain specific items in the first quarters of 2019 and 2018 that adversely or positively affected its operating results. Please refer to the “Supplemental Information for Non-IFRS Measures” section for reconciliations and details.

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

Q1 2018	Q1 2019	Change in %

Shipments[2] ('000 s.t.)		12%
298	333

Average Selling Price[3]
(CAN$/unit)
827	796	-4%
(euro€/unit)
532	527	-1%

Sales ($M)		13%
246	279

OIBD[1] ($M)
(as reported)
28	29	4%
% of sales
11%	10%

(adjusted)[1]
28	29	4%
% of sales
11%	10%

Operating income ($M)
(as reported)
19	18	-5%

(adjusted)[1]		-5%
19	18

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-segment shipments.

3 Average selling price is a weighted average of virgin, recycled and converted boxboard shipments.

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

External recycled boxboard shipments increased by 40,000 s.t., or 16%, in the first quarter of 2019 compared to the same period of 2018. This reflects the acquisition of Barcelona Cartonboard (please refer to the "Business Highlights" section for more details) which added 53,000 s.t. Shipments from the other recycled boxboard mills were 5% lower in the first quarter of 2019 compared to the same period of 2018. Shipments of virgin boxboard decreased by 5,000 s.t., or 11% while converted products shipments remained stable.

The average selling price decreased in both euro and Canadian dollars year-over-year. This reflects the 3% average year-over-year appreciation of the Canadian dollar compared to the euro, in addition to an unfavourable geographical mix of products sold. Compared to the first quarter of 2018, the average selling price of recycled boxboard in the first quarter of 2019 decreased by €2, or 1%, while the average selling price of virgin boxboard activities increased by €45, or 6%.

The $33 million increase in sales compared to last year first quarter mainly reflects the acquisition of Barcelona Cartonboard (please refer to the "Business Highlights" section for more details) which added $52 million. On the other hand, lower volumes, on a same plant basis, reduced sales by $12 million and the 3% average year-over-year appreciation of the Canadian dollar compared to the euro decreased sales by $6 million.

Operating income before depreciation and amortization (OIBD) slightly increased by $1 million year-over-year. This reflects lower raw material prices, which added $4 million, and the Barcelona Cartonboard acquisition which contributed $3 million. On the other hand, lower comparable volumes subtracted $3 million and the lower average selling price and the average appreciation of the Canadian dollar each decreased OIBD by $1 million. Higher energy costs removed $1 million from OIBD, net of energy tax credit received.

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Reference prices - uncoated recycled boxboard [1]	Reference prices - fibre costs in North America [1]
The reference price for uncoated recycled boxboard averaged US$730 per short ton in the first quarter of 2019. This represents an increase of 13% year-over-year, and remained stable compared to last quarter.	The index price for white grade recycled paper No. 37 (sorted office papers) decreased by 10% sequentially during the first quarter of 2019, but increased 11% year-over-year. The index price for brown grade recycled paper No. 11 (old corrugated containers) fell by 10% and 34% sequentially and compared to the same period last year, respectively, due to the Chinese restrictions on recycled paper import permits. Index prices for recycled paper No. 56 (sorted residential papers) decreased 12% compared to the previous quarter and 59% year-over-year.

1 Source: RISI

Our Performance

The main variances1 in sales and operating income before depreciation and amortization for the Specialty Products segment in the first quarter of 2019, compared to the same period of 2018, are shown below:

For definitions of certain sales and operating income before depreciation and amortization (OIBD) variation categories, please refer to the "Financial results for the 3-month periods ended March 31, 2019 and 2018 section for more details.

The Corporation incurred certain specific items in the first quarters of 2019 and 2018 that adversely or positively affected its operating results. Please refer to the “Supplemental Information for Non-IFRS Measures” section for reconciliations and details.

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

Q1 2018	Q1 2019	Change in %

Sales ($M)		23%
159	196

OIBD[1] ($M)
(as reported)
7	11	57%
% of sales
4%	6%

(adjusted)[1]
7	12	71%
% of sales
4%	6%

Operating income ($M)
(as reported)
2	3	50%

(adjusted)[1]		100%
2	4

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Recovery and Recycling activities: Given the level of integration of this sub-segment within the other segments of the Corporation, variances in results are presented excluding the impact of this segment. The variations of this segment are presented separately on a global basis.

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

Specialty products segment sales are attributable to

sub-segments as follows (in $M):

	2017	Q1-18	Q2-18	Q3-18	Q4-18	2018	Q1-19
Packaging	339	85	87	90	95	357	129
Recovery & Recycling	366	75	77	75	77	304	68
Inter-segment eliminations	(2)	(1)	—	(1)	—	(2)	(1)
Total	703	159	164	164	172	659	196

Shipments were positively impacted by our 2019 fourth quarter business acquisitions. However, shipments decreased in our European activities and in our Consumer Product Packaging sub-sector compared to the same period of 2018.

Sales increased by $37 million, or 23%, compared to the prior yearly period. This was mainly due to the $40 million additional contribution from business acquisitions. Higher average selling prices in our Industrial Packaging sub-sector reflecting URB price increases and a favourable product mix, as well as a favourable exchange rate, contributed positively for $5 million and $1 million respectively. This was partially offset by the decrease in recycled paper prices in our Recovery and Recycling activities and lower volume in our Consumer Product Packaging sub-sector by $7 million and $2 million, respectively.

Operating income before depreciation and amortization (OIBD) increased by $4 million in the first quarter of 2019, due primarily to the higher realized spreads in almost all our sub-sectors and favourable impact of our 2019 fourth quarter business acquisitions for $5 million and $3 million, respectively. This was partially offset by lower realized spreads in our Recovery and Recycling activities2 for $2 million. In addition, higher operating costs and lower volume in the Consumer Product Packaging sub-sector decreased the OIBD by $2 million.

The segment incurred some specific items1 in the first quarter of 2019 that affected OIBD. Adjusted OIBD1 reached $12 million in the first quarter of 2019, compared to $7 million in the same period of 2018.

Specialty products segment adjusted OIBD is attributable to sub-segments as follows (in $M):

	2017	Q1-18	Q2-18	Q3-18	Q4-18	2018	Q1-19
Packaging	34	7	7	11	7	32	14
Recovery & Recycling	33	—	2	3	3	8	(2)
Total	67	7	9	14	10	40	12

TISSUE PAPERS

Our Industry

U.S. tissue paper industry production (parent rolls) and capacity utilization rate [1]	U.S. tissue paper industry converted product shipments [1]
During the first quarter of 2019, parent roll production amounted to 2.3 million tons, up 2% sequentially 3% compared to the same period last year. The average capacity utilization rate for the quarter stood at 92%, slightly higher sequentially and stable year-over-year.	Shipments in the Away-from-Home market increased 3% sequentially and 4% year-over-year in the first quarter. Shipments in the Retail market rose by 1% compared to the previous quarter and 2% versus the same period of 2018.

1 Source: RISI

Our Performance

The main variances1 in sales and operating income before depreciation and amortization for the Tissue Papers segment in the first quarter of 2019, compared to the same period of 2018, are shown below:

For definitions of certain sales and operating income before depreciation and amortization (OIBD) variation categories, please refer to the "Financial results for the 3-month periods ended March 31, 2019 and 2018 section for more details.

The Corporation incurred certain specific items in the first quarters of 2019 and 2018 that adversely or positively affected its operating results. Please refer to the “Supplemental Information for Non-IFRS Measures” section for reconciliations and details.

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

Q1 2018	Q1 2019	Change in %

Shipments[2] ('000 s.t.)		-2%
149	146

Average Selling Price
(CAN$/unit)
2,055	2,386	16%
		—

Sales ($M)		14%
305	348

OIBD ($M)
(as reported)
13	4	-69%
% of sales
4%	1%

(adjusted)[1]
13	9	-31%
% of sales
4%	3%

Operating loss ($M)
(as reported)
(2)	(8)	-300%

(adjusted)[1]		-50%
(2)	(3)

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-segment shipments.

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

External manufacturing shipments decreased by 14,000 s.t., or 29%, year-over-year in the first quarter of 2019. This was mainly due to a higher integration rate of 76% in the first quarter of 2019, compared to 67% for the same period last year, reflecting higher total production. External converting shipments increased by 11,000 s.t., or 11%, compared to the same period of 2018, mainly driven by new volume with some key strategic customers and market inroads in the US Western region.

The 16% increase in the average Canadian dollar selling price was positively impacted by price increases in all markets and by the higher proportion of converted products shipped.

The 14% increase in sales compared to the first quarter of 2018 was largely driven by higher selling prices, Canadian dollar depreciation and a favourable sales mix of parent rolls to converted products.

The decrease in operating income before depreciation and amortization (OIBD) is mainly attributable to a significant increase in virgin fibre and recycled white grade paper costs, as well as higher logistics costs. These significant increases have been partially offset by the selling price increases announced in all markets during the second half of 2018 and a favourable sales mix of parent rolls to converted products. The volume levels remained very positive for converted products and this is mainly due to long-term contract agreements with key strategic customers that were signed during 2018. In order to supply this volume, some additional subcontracting was required on a short- term basis which has negatively impacted our profitability. Our capital investment plan is aimed at addressing this situation. Also note that production costs per ton are higher compared to last year as a result of a higher proportion of converted product sold. These products are sold at a higher selling price.

OIBD of the Oregon converting activities improved compared to last year but is still not at the targeted level. We are seeing positive trends in terms of sales, which has a positive impact compared to last year. Unfortunately, operational difficulties at our St. Helens mill are having a negative impact on the ramp-up of our Oregon converting plant, as these facilities are highly integrated. However, we are seeing positive impacts in 2019 at St. Helens which are helping the overall Tissue segment profitability. The action plan is ongoing to mitigate the situation and we expect to see additional positive impacts in the upcoming months.

The segment incurred some specific items1 in the first quarter of 2019 that affected OIBD. Adjusted OIBD1 reached $9 million in the first quarter of 2019, compared to $13 million in the same period of 2018.

CORPORATE ACTIVITIES

OIBD in the first quarter of 2019 includes an unrealized gain of $3 million on financial instruments, compared to an unrealized loss of $2 million in the same period of 2018. OIBD remained stable compared to last year despite lower capitalized costs with the end of our ERP implementation during 2018. Ongoing business process optimization initiatives are slowing down and focus is now on stabilizing and optimizing our systems and processes.

STOCK-BASED COMPENSATION EXPENSE

Share-based compensation expense recognized in Corporate Activities amounted to nil in the first quarter of 2019, compared to $1 million in the same period of 2018. For more details on stock-based compensation, please refer to Note 19 of the 2018 audited consolidated financial statements.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION

The depreciation and amortization expense increased by $12 million to $67 million in the first quarter of 2019, compared to $55 million in the same period of 2018. The increase is mainly attributable to business acquisitions completed at the end of 2018, capital expenditure investments completed during the last twelve months, and the adoption of IFRS 16 Leases (see Note 3 of the unaudited condensed interim consolidated financial statements for more details). Impairment recorded in 2018 partly offset this increase.

FINANCING EXPENSE AND INTEREST ON EMPLOYEE FUTURE BENEFITS AND OTHER LIABILITIES

The financing expense and interest on employee future benefits and other liabilities amounted to $39 million in the first quarter of 2019, compared to $23 million in the same period of 2018, an increase of $16 million. The variance is mainly attributable to the return recognized on the CDPQ put option on its investment in Greenpac, which increased by $10 million compared to last year as a result of Greenpac improving financial performance. The adoption of IFRS 16 Leases (see note 3 of the unaudited condensed interim consolidated financial statements for more details), as well as business acquisitions and capital expenditures made in 2018 increased debt level which increased financing expense and interest on employee future benefits and other liabilities.

PROVISION FOR INCOME TAXES

In the first quarter of 2019, the Corporation recorded an income tax provision of $8 million, which compares to an income tax provision of $24 million in the same period of 2018.

Greenpac is a limited liability company (LLC) and partners agreed to account for it as a disregarded entity for tax purposes. Consequently, income taxes associated with Greenpac net earnings are proportionately recorded by each partner based on its respective share in the LLC and no income tax provision is included in Greenpac's net earnings. As such, although Greenpac has been fully consolidated in the Corporation's results since the second quarter of 2017, only 71.8% of pre-tax book income is considered for tax provision purposes.

The effective tax rate and income taxes are affected by the results of certain subsidiaries and joint ventures located in countries where the income tax rates are different compared to Canada, notably the United States, France and Italy. The normal effective tax rate is expected to be in the range of 26% to 28%. The weighted-average applicable tax rate was 25.2% in the first quarter of 2019.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

Share of results of associates and joint venture amounted to $2 million in the first quarter of 2019 compared to $1 million for the same period of last year. Refer to Note 8 of the 2018 audited consolidated financial statements for more information on associates and joint ventures.

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities generated $52 million of liquidity in the first quarter of 2019, compared to $38 million generated in the same period of 2018. Changes in non-cash working capital components used $30 million of liquidity in the first quarter of 2019, versus $31 million used in the same period of 2018. Inventory build-up in preparation for the summer season combined with stronger sales in the first quarter led to increases in working capital requirements. The first quarter is also a period where we incur most of our prepaid expenses during the year. As at March 31, 2019, average LTM working capital as a percentage of LTM sales stood at 10.4%, compared to 10.6% as at December 31, 2018.

Cash flow from operating activities, excluding changes in non-cash working capital components, stood at $82 million in the first quarter of 2019, compared to $69 million in the same period of 2018. This cash flow measurement is relevant to the Corporation's ability to pursue its capital expenditure program and reduce its indebtedness.

INVESTING ACTIVITIES

Investment activities used $66 million in the first quarter of 2019, compared to $5 million used in the same period of 2018. Payments for property, plant and equipment totaled $66 million in the first quarter of 2019, compared to $83 million in the same period of 2018. Proceeds from disposals of property, plant and equipment stood at $1 million in the first quarter of 2019, compared to $81 million in the same period of 2018 including the sale of the building and land of our containerboard Maspeth plant, NY (please refer to the “Significant facts and developments” section for more details).

PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT

Payments for property, plant and equipment in the first quarter of 2019 were $66 million, compared to $83 million in the same period of 2018. However, including leases, new capital expenditure projects amounted to $76 million during the period, compared to $80 million in the same period of 2018. The variance in the amounts is related to purchases of property, plant and equipment, included in “Trade and Other Payables”, and other debts, as well as lease acquisitions.

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2019	2018
New capital expenditure projects by segment	76	80
Proceeds from disposals of property, plant and equipment [1]	(1)	(81)
Variation of acquisitions for property, plant and equipment included in “Trade and other payables”	5	6
Lease acquisitions	(15)	(3)
Payments for property, plant and equipment net of proceeds from disposals	65	2

1 The 2018 first quarter proceeds from disposals of property, plant and equipment are related to the Maspeth, NY, plant closure (please refer to the "Business Highlights" section for more details).

New capital expenditure projects by segment in the first quarter of 2019 were as follows (in $M):

The major capital projects that were initiated, are in progress or were completed in the first quarter of 2019 are as follows:

CONTAINERBOARD PACKAGING

•	Investments in converting equipment at our plant of St. Mary's, Ontario, Canada facility to improve productivity and quality.

TISSUE PAPERS

•	Investment in new converting lines at our Wagram facility in North Carolina, USA and down payments made on the acquisition of other converting equipment.

•	New warehouse in Candiac, Québec, allowing better inventory management to increase service level and reduce warehousing costs

INVESTMENTS IN ASSOCIATES & JOINT VENTURES AND CHANGE IN INTANGIBLE AND OTHER ASSETS

The main items were as follows:

In 2019, the Corporation invested $2 million for its ERP information technology system and other software development ($2 million in 2018) needed to support our business and received $1 million from a note receivable.

In the first quarter of 2018, the Corporation paid a purchase price adjustment of $2 million related to the acquisition of a joint-venture participation in 2017.

NET CASH ACQUIRED IN BUSINESS COMBINATIONS

2018

The Corporation acquired $4 million of cash from the business combination of PAC Service. The Corporation also paid a working capital purchase price adjustment of $1 million in relation to its Coyle containerboard plant acquisition in 2017.

FINANCING ACTIVITIES

Financing activities, including $4 million of dividend payments, debt repayment and the change in our revolving facility, generated $12 million in liquidity in the first quarter of 2019, compared to $12 million generated in the same period of 2018. The Corporation purchased 628,300 shares for cancellation at an average price of $8.42 for an amount of $5 million in the first quarter of 2019. Dividends paid to non-controlling interests amounted to $4 million in the first quarter of 2019, compared to $2 million in the same period of 2018. These payments are the results of dividends paid to the non-controlling shareholders of Greenpac and Reno de Medici. Non-controlling interest contributed $1 million to the capital of Greenpac during the first quarter of 2018, representing the reinvestment of investment tax credits received by the partners. In the first quarter of 2018, we also paid $1 million for the settlement of derivative financial instruments on long-term debt.

CONSOLIDATED FINANCIAL POSITION

AS AT MARCH 31, 2019 AND DECEMBER 31, 2018

The Corporation's financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	March 31, 2019	December 31, 2018 [3]
Cash and cash equivalents	117	123
Working capital[1]	500	455
As a percentage of sales[2]	10.4%	10.6%

Bank loans and advances	18	16
Current portion of long-term debt	73	55
Long-term debt	1,904	1,821
Total debt	1,995	1,892
Net debt (total debt less cash and cash equivalents)	1,878	1,769

Equity attributable to Shareholders	1,499	1,505
Non-controlling interests	177	179
Total equity	1,676	1,684
Total equity and net debt	3,554	3,453
Ratio of net debt/(total equity and net debt)	52.8%	51.2%
Shareholders' equity per share (in dollars)	$16.01	$15.98

1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables.

2 Percentage of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months.

3 2018 fourth quarter results have been adjusted to reflect retrospective adjustments of purchase price allocation. Please refer to Note 5 of the unaudited condensed interim consolidated financial statements for more details.

NET DEBT1 RECONCILIATION

The variances in the net debt (total debt less cash and cash equivalents) in the first quarter of 2019 are shown below (in millions of dollars), with the applicable financial ratios included.

489	Adjusted OIBD[1] (last twelve months)	519
3.5	Net debt/Adjusted OIBD[1,2]	3.4

Liquidity available via the Corporation's credit facilities, along with the expected cash flow generated by its operating activities, are expected to provide sufficient funds to meet our financial obligations and to fulfill our capital expenditure program for at least the next twelve months. Net capital expenditures are expected to be in the range of $330-$400 million in 2019. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at March 31, 2019, the Corporation had $590 million (net of letters of credit in the amount of $12 million) available on its $750 million credit facility (excluding our subsidiaries Greenpac's and Reno de Medici's credit facilities). Cash and cash equivalents as at March 31, 2019 are composed as follows: $26 million in the Parent Company and $91 million in unrestricted subsidiaries, mainly Greenpac and Reno de Medici.

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Adjusted OIBD (last twelve months) including business combinations on a pro-forma basis as well as IFRS 16 annualized impact for 2019.

On January 1, 2019, the Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information, including non-IFRS measures and tables, as allowed by the Standard (see Note 3 of the unaudited condensed interim consolidated financial statements fore more details).

NEAR-TERM OUTLOOK

We are expecting near-term results to improve both sequentially and year-over-year for all of our North American business segments, taking into account usual seasonal trends and current market dynamics. In containerboard, lower OCC prices are expected to moderate industry-wide demand and pricing headwinds. European Boxboard performance is expected to continue to benefit from recent acquisitions in addition to lower recycled fibre pricing, the benefits of which are expected to mitigate more moderate demand levels and second quarter holiday-related closures. We anticipate moderately improved near-term results in the Specialty Products segment, as the impact of lower recycled fibre pricing on the recovery sub-segment is expected to be offset by stronger volumes and stable pricing in packaging. Lastly, our outlook for Tissue is positive, driven by internal initiatives and expected improvements in market conditions, in addition to more favourable raw material pricing. We are making progress with our internal initiatives to realign this segment's operational and financial performance, the early effects of which we began to see in the current quarter. In addition, management is focused and confident that the steps being taken will successfully position this segment for long-term success.

CAPITAL STOCK INFORMATION

SHARE TRADING

Cascades' stock is traded on the Toronto Stock Exchange under the ticker symbol “CAS”. From January 1, 2019 to March 31, 2019, Cascades' share price fluctuated between $8.03 and $10.76. During the same period, 14.8 million Cascades shares were traded on the Toronto Stock Exchange. On March 31, 2019, Cascades shares closed at $8.34. This compares to a closing price of $13.33 on the same day last year.

SHARES OUTSTANDING

As at March 31, 2019, the Corporation's issued and outstanding capital stock consisted of 93,632,715 shares (94,163,515 as at December 31, 2018) and 4,258,364 issued and outstanding stock options (4,409,358 as at December 31, 2018). In the first quarter of 2019, the Corporation purchased 628,300 shares for cancellation, while 97,500 stock options were exercised and 53,494 stock options were forfeited. As at May 8, 2019, issued and outstanding capital stock consisted of 93,632,715 shares and 4,251,715 stock options.

NORMAL COURSE ISSUER BID PROGRAM

The normal course issuer bid announced on March 15, 2018 enabled the Corporation to purchase for cancellation up to 1,903,282 shares between March 19, 2018 and March 18, 2019. During that period, the Corporation purchased 1,903,200 shares for cancellation.

The current normal course issuer bid announced on March 14, 2019 enables the Corporation to purchase for cancellation up to 1,878,456 shares between March 19, 2019 and March 18, 2020. During the period between March 19, 2019 and May 8, 2019, the Corporation purchased 86,100 shares for cancellation.

DIVIDEND POLICY

On May 8, 2019, Cascades' Board of Directors declared a quarterly dividend of $0.04 per share to be paid on June 6, 2019, to shareholders of record at the close of business on May 22, 2019. This $0.04 per share dividend is in line with the previous quarter and the same quarter last year. On May 8, 2019, dividend yield was 2.0%.

	2017				2018				2019
TSX Ticker: CAS	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Shares outstanding (in millions) [1]	94.7	94.7	94.7	95.0	95.0	94.6	94.2	94.2	93.6
Closing price [1]	$13.71	$17.69	$14.96	$13.62	$13.33	$11.77	$12.61	$10.23	$8.34
Average daily volume [2]	182,011	362,191	214,545	208,984	246,940	201,563	215,882	218,696	238,606
Dividend yield [1]	1.2%	0.9%	1.1%	1.2%	1.2%	1.4%	1.3%	1.6%	1.9%

1 On the last day of the quarter.

2 Average daily volume on the Toronto Stock Exchange.

CASCADES' SHARE PRICE FOR THE PERIOD FROM JANUARY 1, 2017 TO MARCH 31, 2019

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For all the details for this section, please refer to the notes to the unaudited condensed interim consolidated financial statements.

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's President and Chief Executive Officer, and its Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICFR), as defined in National Instrument 52-109, "Certification of Disclosure in Issuer's Annual and Interim Filings".

The DC&P have been designed to provide reasonable assurance that important information relevant to the Corporation is communicated to the President and Chief Executive Officer and to the Vice-President and Chief Financial Officer by other people and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. They have limited the scope of their design of DC&P and ICFR to exclude controls, policies and procedures of the Corporation's 2018 business combinations. The design and evaluation of the operating effectiveness of the 2018 business combinations' DC&P and ICFR will be completed within 365 days from the date of acquisition. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the DC&P of the Corporation were effective as at March 31, 2019.

Business combinations' balance sheet and results are included in our consolidated financial statements since the combination date. They constituted approximately 4.1% of total consolidated assets as of March 31, 2019, while they represented approximately 7.5% of consolidated sales and approximately 12.5% of consolidated net earnings attributable to Shareholders for the period ended March 31, 2019.

Further details on these business combinations are disclosed in Note 5 of 2019 first quarter unaudited condensed interim consolidated financial statements.

The ICFR was designed to provide reasonable assurance that the financial information presented is reliable and that the financial statements were prepared according to the IFRS. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have evaluated the effectiveness of the ICFR as at March 31, 2019, based on the control framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this evaluation, they have concluded that the Corporation’s ICFR were effective as of the same date. During the three-month period ended March 31, 2019, there were no changes in the Corporation’s ICFR that materially affected or are reasonably likely to materially affect, the Corporation’s ICFR.

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks arising from changes in the selling prices of its principal products, the cost of raw materials, interest rates and foreign currency exchange rates, all of which could have an impact on the Corporation's financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools and not for speculative investment purposes.

Pages 55 to 63 of our Annual Report for the year ended December 31, 2018 contain a discussion of the key areas of the Corporation's business risks and uncertainties and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Please refer to our Annual Report for further details.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	NOTE	March 31, 2019	December 31, 2018
			Adjusted, note 5
Assets
Current assets
Cash and cash equivalents		117	123
Accounts receivable		666	635
Current income tax assets		27	29
Inventories		630	606
Current portion of financial assets	9	7	10
Assets held for sale		3	—
		1,450	1,403
Long-term assets
Investments in associates and joint ventures		82	81
Property, plant and equipment	3	2,559	2,505
Intangible assets with finite useful life		197	204
Financial assets	9	18	20
Other assets		41	42
Deferred income tax assets		136	134
Goodwill and other intangible assets with indefinite useful life		550	556
		5,033	4,945
Liabilities and Equity
Current liabilities
Bank loans and advances		18	16
Trade and other payables		796	781
Current income tax liabilities		26	23
Current portion of long-term debt	3 and 8	73	55
Current portion of provisions for contingencies and charges		7	6
Current portion of financial liabilities and other liabilities	9	96	101
		1,016	982
Long-term liabilities
Long-term debt	3 and 8	1,904	1,821
Provisions for contingencies and charges		42	42
Financial liabilities	9	8	14
Other liabilities		191	202
Deferred income tax liabilities		196	200
		3,357	3,261
Equity
Capital stock		487	490
Contributed surplus		16	16
Retained earnings	3	1,003	997
Accumulated other comprehensive income (loss)		(7)	2
Equity attributable to Shareholders		1,499	1,505
Non-controlling interests		177	179
Total equity		1,676	1,684
		5,033	4,945

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

		For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	NOTE	2019	2018
Sales	7	1,230	1,098
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $67 million (2018 — $55 million))	3	1,058	946
Selling and administrative expenses		104	103
Gain on acquisitions, disposals and others	6	(10)	(66)
Impairment charges and restructuring costs	6	9	—
Foreign exchange gain		—	(1)
Loss (gain) on derivative financial instruments		(3)	4
		1,158	986
Operating income		72	112
Financing expense	3	25	20
Interest expense on employee future benefits and other liabilities		14	3
Foreign exchange gain on long-term debt and financial instruments		(6)	(1)
Fair value revaluation gain on investments		—	(5)
Share of results of associates and joint ventures		(2)	(1)
Earnings before income taxes		41	96
Provision for income taxes		8	24
Net earnings from continuing operations including non-controlling interests for the period		33	72
Net earnings attributable to non-controlling interests		9	11
Net earnings attributable to Shareholders for the period		24	61
Basic		$0.26	$0.65
Diluted		$0.26	$0.63
Weighted average basic number of shares outstanding		94,166,959	95,013,041
Weighted average number of diluted shares		95,736,437	97,801,090

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2019	2018
Net earnings including non-controlling interests for the period	33	72
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(37)	40
Change in foreign currency translation related to net investment hedging activities	21	(23)
Cash flow hedges
Change in fair value of foreign exchange forward contracts	1	(1)
Change in fair value of commodity derivative financial instruments	(1)	1
Recovery of income taxes	—	3
	(16)	20
Items that are not released to earnings
Actuarial gain (loss) on employee future benefits	(5)	1
Recovery of income taxes	2	—
	(3)	1
Other comprehensive income (loss)	(19)	21
Comprehensive income including non-controlling interests for the period	14	93
Comprehensive income attributable to non-controlling interests for the period	2	18
Comprehensive income attributable to Shareholders for the period	12	75

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

		For the 3-month period ended March 31, 2019
(in millions of Canadian dollars) (unaudited)	NOTE	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - End of previous period, as reported		490	16	1,000	2	1,508	179	1,687
Business combination	5	—	—	(3)	—	(3)	—	(3)
Adjusted balance - End of previous period		490	16	997	2	1,505	179	1,684
New IFRS adoption	3	—	—	(9)	—	(9)	—	(9)
Balance - Beginning of period		490	16	988	2	1,496	179	1,675
Comprehensive income
Net earnings		—	—	24	—	24	9	33
Other comprehensive loss		—	—	(3)	(9)	(12)	(7)	(19)
		—	—	21	(9)	12	2	14
Dividends		—	—	(4)	—	(4)	—	(4)
Redemption of common shares		(3)	—	(2)	—	(5)	—	(5)
Dividends paid to non-controlling interests		—	—	—	—	—	(4)	(4)
Balance - End of period		487	16	1,003	(7)	1,499	177	1,676

		For the 3-month period ended March 31, 2018
(in millions of Canadian dollars) (unaudited)		CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - End of previous period		492	16	982	(35)	1,455	146	1,601
New IFRS adoption		—	—	(2)	2	—	—	—
Balance - Beginning of period		492	16	980	(33)	1,455	146	1,601
Comprehensive income
Net earnings		—	—	61	—	61	11	72
Other comprehensive income		—	—	1	13	14	7	21
		—	—	62	13	75	18	93
Dividends		—	—	(4)	—	(4)	—	(4)
Issuance of common shares upon exercise of stock options		2	—	—	—	2	—	2
Redemption of common shares		(3)	—	(3)	—	(6)	—	(6)
Capital contribution from a non-controlling interest		—	—	—	—	—	1	1
Dividends paid to non-controlling interests		—	—	—	—	—	(2)	(2)
Balance - End of period		491	16	1,035	(20)	1,522	163	1,685

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	NOTE	2019	2018
Operating activities
Net earnings attributable to Shareholders for the period		24	61
Adjustments for:
Financing expense and interest expense on employee future benefits and other liabilities		39	23
Depreciation and amortization		67	55
Gain on acquisitions, disposals and others	6	(9)	(66)
Impairment charges and restructuring costs	6	5	—
Unrealized loss (gain) on derivative financial instruments		(3)	4
Foreign exchange gain on long-term debt and financial instruments		(6)	(1)
Provision for income taxes		8	24
Fair value revaluation gain on investments		—	(5)
Share of results of associates and joint ventures		(2)	(1)
Net earnings attributable to non-controlling interests		9	11
Net financing expense paid		(43)	(37)
Net income taxes received		—	3
Employee future benefits and others		(7)	(2)
		82	69
Changes in non-cash working capital components		(30)	(31)
		52	38
Investing activities
Investments in associates and joint ventures		—	(2)
Payments for property, plant and equipment		(66)	(83)
Proceeds from disposals of property, plant and equipment		1	81
Change in intangible and other assets		(1)	(4)
Net cash acquired in business combinations		—	3
		(66)	(5)
Financing activities
Bank loans and advances		2	(13)
Change in credit facilities		64	36
Increase in other long-term debt		—	8
Payments of other long-term debt		(41)	(9)
Settlement of derivative financial instruments		—	(1)
Issuance of common shares upon exercise of stock options		—	2
Redemption of common shares		(5)	(6)
Dividends paid to non-controlling interests		(4)	(2)
Capital contribution from non-controlling interests		—	1
Dividends paid to the Corporation’s Shareholders		(4)	(4)
		12	12
Change in cash and cash equivalents during the period		(2)	45
Currency translation on cash and cash equivalents		(4)	3
Cash and cash equivalents - Beginning of the period		123	89
Cash and cash equivalents - End of the period		117	137

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (IFRS); however, the chief operating decision-maker (CODM) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in Note 2.

The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation's performance and is therefore the CODM.

The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe and Specialty Products (which constitutes the Corporation's Packaging Products), and Tissue Papers.

	SALES
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2019	2018
Packaging Products
Containerboard	441	421
Boxboard Europe	279	246
Specialty Products	196	159
Intersegment sales	(22)	(24)
	894	802
Tissue Papers	348	305
Intersegment sales and Corporate Activities	(12)	(9)
	1,230	1,098

	OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2019	2018
Packaging Products
Containerboard	111	141
Boxboard Europe	29	28
Specialty Products	11	7
	151	176
Tissue Papers	4	13
Corporate Activities	(16)	(22)
Operating income before depreciation and amortization	139	167
Depreciation and amortization	(67)	(55)
Financing expense and interest expense on employee future benefits and other liabilities	(39)	(23)
Foreign exchange gain on long-term debt and financial instruments	6	1
Fair value revaluation gain on investments	—	5
Share of results of associates and joint ventures	2	1
Earnings before income taxes	41	96

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2019	2018
Packaging Products
Containerboard	22	59
Boxboard Europe	11	3
Specialty Products	6	6
	39	68
Tissue Papers	29	9
Corporate Activities	8	3
Total acquisitions	76	80
Proceeds from disposals of property, plant and equipment	(1)	(81)
Lease acquisitions	(15)	(3)
	60	(4)
Acquisitions for property, plant and equipment included in “Trade and other payables”
Beginning of period	37	28
End of period	(32)	(22)
Payments for property, plant and equipment net of proceeds from disposals	65	2

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(tabular amounts in millions of Canadian dollars)

NOTE 1

GENERAL INFORMATION

Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its common shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on May 8, 2019.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) as set forth in Part I of the Chartered Professional Accountants of Canada (CPA Canada) Handbook – Accounting, which incorporates IFRS as issued by the IASB.

Except as described in Note 3, the accounting policies applied in these unaudited condensed interim consolidated financial statements are the same as those applied in the audited consolidated financial statements for the year ended December 31, 2018. Also, income taxes in the interim periods are accrued using the tax rate that would be applicable to expected annual earnings or loss for each jurisdiction.

NOTE 3

CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

NEW IFRS ADOPTED

The Corporation adopted IFRS 16 Leases on January 1, 2019.

IFRS 16 LEASES

Accounting policy

In January 2016, the IASB released IFRS 16 Leases, which supersedes IAS 17 Leases, and the related interpretations on leases: IFRIC 4 Determining whether an Arrangement Contains a Lease, SIC 15 Operating Leases - Incentives and SIC 27 Evaluating the Substance of Transactions in the Legal Form of a Lease. The standard is effective for annual periods beginning on or after January 1, 2019.

The new standard requires lessees to recognize a lease liability and a corresponding “right-of-use asset” at the date at which the leased asset is available for use. Subsequently, lease payments are allocated between the liability and finance cost. "Right-of-use assets" are depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

The lease liability equals the net present value of the lease payments discounted using the interest rate implicit in the lease or the Corporation's incremental borrowing rate. The Corporation's incremental borrowing rate is determined for each lease and is a risk-free interest rate taking into account the Corporation's credit rating as well as the agreement's currency, country and term.

Right-of-use assets are measured at cost which includes the initial lease liability amount, lease payments made at or before the lease commencement date less lease incentives, initial direct costs and restoration costs.

The Corporation uses the low value exception as well as the short term exception on all categories of assets, except buildings.

Impact of adoption

The Corporation applied IFRS 16 Leases retrospectively with no restatement of comparative information as allowed by the Standard. At the date of initial application, lease liability for leases previously classified as operating leases under IAS 17 Leases equals the present value of the remaining lease payments, discounted using the interest rate implicit in the lease or the Corporation's incremental borrowing rate, as described above. As for the underlying "right-of-use asset", the Corporation elected to measure it at an amount equal to the lease liability. The Corporation also used the following practical expedients allowed by IFRS 16:

•	Account for leases ending in 2019 as short-term leases;

•	Exclude initial direct costs from the measurement of the right-of-use asset;

•	Use hindsight in determining the lease term where the contract includes extension or termination options; and

•	Rely on previous assessment of whether a lease is onerous.

Adjustment to the opening retained earnings is related to an impairment charge of $12 million, net of a deferred income tax revenue of $3 million, that the Corporation recorded on the right-of-use assets' of units whose assets are valued at fair market value.

The application of IFRS 16 Leases had the following impacts on the January 1, 2019, balance sheet:

(in millions of Canadian dollars)	Balance as of December 31, 2018[1]	IFRS16 Adjustment	January 1, 2019 Adjusted balance
Fixed assets (including right-of-use)	2,505	87	2,592
Short term debt	55	16	71
Long term debt	1,821	83	1,904
Deferred income tax liability	200	(3)	197
Opening retained earnings	998	(9)	989

1 Including business combination purchase price retrospective adjustment (see note 5 fore more details)

The impact of adoption of IFRS16 Leases on the 2019 first quarter results is as follows :

(in millions of Canadian dollars)	For the 3-month period ended March 31, 2019
Increase in financing expense	1
Increase in depreciation and amortization expense	7
Increase in operating income before depreciation and amortization	8

NOTE 4

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of unaudited condensed interim consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. Critical accounting estimates and judgments are detailed in the audited consolidated financial statements as at and for the year ended December 31, 2018.

NOTE 5

BUSINESS COMBINATIONS

2018

Urban Forest Products LLC, Clarion Packaging LLC and Falcon Packaging LLC

On December 6, 2018, the Corporation acquired all the assets of Urban Forest Products LLC (UFP) and Clarion Packaging LLC (Clarion), respectively located in Brook, Indiana and Clarion, Iowa. Both plants manufacture molded pulp protective packaging that primarily serves the egg and quick service restaurant industries. Concurrently, the Specialty Products segment also acquired 75% of the membership units of Falcon Packaging LLC, a leader in the distribution of egg and other packaging located in Ohio, Iowa and Georgia. These acquisitions are in line with the Corporation's objective to expand molded pulp activities, which produce a recycled, recyclable, compostable and biodegradable packaging product that offers highly interesting opportunities against a backdrop of expanding interest in the circular economy. Total consideration for the business acquisition was $57 million and consisted of US$38 million ($51 million) in cash, and assumed debts of $6 million. These acquisitions were treated as a single business combination since the substance of the transaction was the acquisition of integrated businesses.

The $10 million fair value of accounts receivables is equal to gross contractual cash flows, which were all expected to be collected at the time of the acquisition.

The purchase price allocation is still preliminary as of March 31, 2019. Assets acquired and liabilities assumed were as follows:

				2018
	BUSINESS SEGMENT:	Specialty Products
	ACQUIRED COMPANIES:	UFP, Clarion & Falcon Packaging
(in millions of Canadian dollars)		Preliminary allocation	Adjustments	Adjusted allocation
Fair values of identifiable assets acquired and liabilities assumed:
Accounts receivable		10	—	10
Inventories		8	1	9
Property, plant and equipment		48	(1)	47
Client list		10	(7)	3
Trademark		—	1	1
Total assets		76	(6)	70

Bank loan		(2)	—	(2)
Trade and other payables		(9)	—	(9)
Long-term debt		(4)	—	(4)
Deferred income tax liabilities		(1)	1	—
Net assets acquired		60	(5)	55
Non-controlling interests		(5)	1	(4)
Gain on business combination		(3)	3	—
		52	(1)	51

Cash paid		51	—	51
Non-cash provision for working capital adjustment		1	(1)	—
Total consideration		52	(1)	51

Barcelona Cartonboard S.A.U.

On October 31, 2018, the Corporation acquired Barcelona Cartonboard S.A.U., a paperboard manufacturer on the Iberian Peninsula. The consideration for the acquisition consisted of cash totaling €36 million ($54 million) and €10 million ($14 million) of net debt assumed. The excess of the consideration over the net fair value of the assets acquired and the liabilities assumed resulted in a non-deductible goodwill of $1 million and has been allocated to the Boxboard Europe segment.The acquisition will allow Reno de Medici to strengthen its presence in a well-known market, to optimize its products portfolio and to further improve the level of service to current customers and new ones, as the Barcelona plant is located near some of the major European converters.

The $37 million fair value of total accounts receivables acquired is equal to the gross contractual cash flows, which were all expected to be collected at the time of the acquisition.

The purchase price allocation for Barcelona Cartonboard S.A.U. is still preliminary as of March 31, 2019. There was no adjustment recorded on the preliminary purchase price allocation during the quarter.

NOTE 6

GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS

In the first three months of 2019, the Corporation recorded the following gain:

(in millions of Canadian dollars)	For the 3-month period ended March 31, 2019
Containerboard	(10)

In the first quarter, the lease on our Bear Island facility in Virginia was terminated by the lessee. As such, the Containerboard segment recorded the a gain of $10 million following the reversal of liabilities related to a favourable lease to the lessee and to accrued carrying costs.

RESTRUCTURING COSTS

In the first three months of 2019, the Corporation recorded the following impairment charges and restructuring costs:

	For the 3-month period ended March 31, 2019
(in millions of Canadian dollars)	Impairment charges	Restructuring costs
Containerboard	3	—
Specialty Products	—	1
Tissue Papers	1	4
	4	5

As a result of the lease termination on our Bear Island facility, described above, the Containerboard segment recorded a $3 million impairment charge on some assets that will not be used in the future.

In the first quarter, the Specialty Products segment recorded $1 million of restructuring costs stemming from the closure of its Trois-Rivières, Québec plant manufacturing felt backing for flooring.

In the first quarter, the Tissue Papers segment recorded a $1 million impairment charge on some equipment, in addition to $4 million of restructuring costs related to the forthcoming closure of two tissue paper machines in Ontario and changes in the segment's senior management.

NOTE 7

REVENUE

Information by geographic segment is as follows:

									SALES
							For the 3-month periods ended March 31,
	Canada		United States		Italy		Other countries		Total
(in millions of Canadian dollars)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Packaging Products
Containerboard	257	257	183	164	—	—	1	—	441	421
Boxboard Europe	—	—	—	—	82	79	197	167	279	246
Specialty Products	82	85	97	56	—	1	17	17	196	159
Intersegment sales	(21)	(24)	(1)	—	—	—	—	—	(22)	(24)
	318	318	279	220	82	80	215	184	894	802
Tissue Papers	92	84	252	221	—	—	4	—	348	305
Intersegment sales and Corporate Activities	(9)	(6)	(3)	(3)	—	—	—	—	(12)	(9)
	401	396	528	438	82	80	219	184	1,230	1,098

NOTE 8

LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	March 31, 2019	December 31, 2018
Revolving credit facility, weighted average interest rate of 4.16% as at March 31, 2019, consists of $31 million and US$88 million (December 31, 2018 — $4 million and US$60 million)	2022	148	86
5.50% Unsecured senior notes of $250 million	2021	250	250
5.50% Unsecured senior notes of US$400 million	2022	534	545
5.75% Unsecured senior notes of US$200 million	2023	267	273
Term loan of US$175 million, interest rate of 4.61% as at March 31, 2019	2025	234	239
Other debts of subsidiaries (including lease obligations of $164 million as at March 31, 2019)		201	129
Other debts without recourse to the Corporation (including lease obligations of $32 million as at March 31, 2019)		352	364
		1,986	1,886
Less: Unamortized financing costs		9	10
Total long-term debt		1,977	1,876
Less:
Current portion of debts of subsidiaries (including lease obligations of $25 million as at March 31, 2019)		37	22
Current portion of debts without recourse to the Corporation (including lease obligations of $6 million as at March 31, 2019)		36	33
		73	55
		1,904	1,821

As at March 31, 2019, the long-term debt had a fair value of $1,997 million (December 31, 2018 – $1,871 million).

NOTE 9

FINANCIAL INSTRUMENTS

DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants as at the measurement date.

(i)	The fair value of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances, trade and other payables and provisions approximate their carrying amounts due to their relatively short maturities and are classified as level 1 for cash and cash equivalents and level 3 for the other items.

(ii)	The fair value of investment in shares is based on observable market data and is quoted on the Toronto Stock Exchange and classified as level 1.

(iii)	The fair value of long-term debt and some other liabilities is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions and are classified as levels 1 and 3.

HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

The following table presents information about the Corporation’s financial assets and financial liabilities measured at fair value on a recurring basis as at March 31, 2019 and December 31, 2018, and indicates the fair value hierarchy of the Corporation’s valuation techniques to determine such fair value. Three levels of inputs that may be used to measure fair value are:

Level 1 - Quoted prices in active markets for identical assets or liabilities

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 - Inputs that are generally unobservable and typically reflect Management's estimates of assumptions that market participants would use in pricing the asset or liability

For commodity derivative financial instruments and foreign currency forward contracts, the Corporation classifies the fair value measurement as Level 2, as they are based mainly on observable market data. The fair value of commodity derivative financial instruments is determined using expected future cash flows based on observable data and notional quantity, with the resulting value discounted using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the measurement date, with the resulting value discounted back to present values using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable.

			As at March 31, 2019
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Derivative financial assets	25	—	25	—
	25	—	25	—
Financial liabilities
Derivative financial liabilities	(17)	—	(17)	—
	(17)	—	(17)	—

			As at December 31, 2018
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Equity investments	1	1	—	—
Derivative financial assets	30	—	30	—
	31	1	30	—
Financial liabilities
Derivative financial liabilities	(36)	—	(36)	—
	(36)	—	(36)	—

This report is also available on our website at: www.cascades.com

TRANSFER AGENT AND REGISTRAR
Computershare
Shareholder Services
1500 Robert-Bourassa Boulevard, Suite 700
Montréal, Québec, H3A 3S8 Canada
Telephone: 514-982-7555 Toll-Free (Canada): 1-800-564-6253
service@computershare.com

HEAD OFFICE
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec, J0A 1B0 Canada
Telephone: 819-363-5100 Fax: 819-363-5155
On peut se procurer la version française du présent rapport trimestriel en s'adressant au siège social de la Société à l'adresse suivante :
INVESTOR RELATIONS
For more information, please contact:
Jennifer Aitken, MBA
Director, Investor Relations	Secrétaire corporatif
Cascades Inc.	Cascades inc.
772 Sherbrooke Street West, Montréal, Québec H3A 1G1 Canada	404, boulevard Marie-Victorin
Telephone: 514-282-2697 Fax: 514-282-2624	Kingsey Falls (Québec) J0A 1B0
jennifer_aitken@cascades.com	Canada
www.cascades.com/investors, investor@cascades.com